FORM 51–102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1 Name and Address of Company

Auryn Resources Inc. (the "Company")
1199 West Hastings Street, Suite 600
Vancouver, British Columbia, Canada, V6E 3T5

Item 2 Date of Material Change

February 6, 2020

Item 3 News Release

A news release was issued by the Company through newswire services on February 6, 2020.

Item 4 Summary of Material Change

The Company completed a previously announced non-brokered private placement for gross proceeds of CAD$10,100,000.00 by issuing 6,312,500 common shares of the Company at a price of CAD$1.60 per common share. The Company also completed a previously announced amendment to its 2019 bridge loan.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On February 6, 2020 the Company closed its previously announced non-brokered private placement for CAD$10,100,000.00. The placement consisted of 6,312,500 common shares (the "**Shares**") priced at CAD$1.60 per Share (the "**Offering**") and included total insider participation of 271,875 Shares for proceeds of $435,000.00.

Concurrent with the closing of the Offering, the Company completed the amendment to its September 2019 bridge loan (the "**Loan Amendment**"). The Loan Amendment allows the lender to convert the $3 million of principal that has been advanced to-date, and $123,334 of interest that has accrued to-date, into common shares at the placement price of $1.60, allowing for the issuance of up to 1,952,084 common shares on conversion. The Loan Amendment also gives the Company the right to require conversion if the Company's common shares trade on the TSX at a price of $2.50 or more for any five consecutive trading days prior to the loan's maturity date. The interest rate of the bridge loan has been reduced to 5% per annum from the date of the Loan Amendment.

The Company intends to use the net proceeds from the Offering to fund continued surface exploration at its Sombrero and Curibaya projects located in southern Peru and for general working capital.

The Shares issued under the Offering are subject to a four-month hold period under Canadian securities laws. A total of CAD$59,000.00 was paid in commissions for the Offering.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Shawn Wallace
President and Chief Executive Officer
Telephone: (778) 729 - 0600

Item 9 Date of Report

February 14, 2020.